QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(xix)

KUDELSKI GROUP PLEASED WITH OVERWHELMING SUPPORT
FOR OPENTV TENDER OFFER

Provides Final Extension to OpenTV Shareholders Who Have Not Yet
Tendered—Offer Will Expire At 12:00 Midnight New York City Time on
November 25, 2009

        Cheseaux, Switzerland—November 23, 2009—The Kudelski Group (SIX: KUD.VX) today announced the final extension of the previously announced subsequent offering period of its tender offer to acquire all outstanding Class A shares of OpenTV Corp. (NASDAQ: OPTV) not already owned by Kudelski or its subsidiaries for US$1.55 per share in cash to 12:00 midnight, New York City time, on Wednesday, November 25, 2009 (which is the end of the day on November 25, 2009). The subsequent offering period was previously set to expire at 5:00 p.m., New York City time, on Friday, November 20, 2009.

Last opportunity to tender

        Kudelski is pleased with the overwhelming support for the transaction with approximately 76,298,095 million shares tendered to date, representing approximately 82% of the OpenTV Class A shares not owned by Kudelski or its subsidiaries prior to commencement of the tender offer. Kudelski is extending the subsequent offering period to provide shareholders who have not yet tendered a final opportunity to do so and to receive promptly the same purchase price of US$1.55 per share, net to the seller in cash, without interest and less applicable withholding taxes, paid for shares tendered in the initial offering period. There is no guarantee that shareholders who have not yet tendered may be able to sell their shares at the tender offer price after the extended subsequent offering period expires.

        Any Class A shares that are validly tendered during the extension of the subsequent offering period will be immediately accepted for payment. Shares tendered during the extension of the subsequent offering period cannot be tendered by guaranteed delivery and may not be withdrawn.

96% of the voting rights

        Including those shares tendered in the initial offering period, as of 5:00 p.m., New York City time, on Friday, November 20, 2009, shareholders of OpenTV had tendered approximately 76,298,095 Class A shares of OpenTV. Upon the acquisition of those shares, Kudelski will own approximately 96% of the voting rights in OpenTV. Kudelski has accepted for payment all shares validly tendered in the offer, including those shares validly tendered in the subsequent offering period to date.

        For additional information on the tender offer, please visit www.opentvvalue.com.

About The Kudelski Group

        The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

        This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. The tender offer was made by Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Kudelski SA and Kudelski Interactive Cayman, Ltd. with the SEC. OpenTV shareholders considering tendering their shares in the subsequent offering period are urged to read carefully in their entirety the Schedule TO and all amendments thereto, the exhibits filed therewith (including the offer to purchase and letter of transmittal) and other documents filed with the SEC. OpenTV shareholders can obtain copies of all materials filed by Kudelski SA with the SEC free of charge at the SEC's website, www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at 800-322-2885. Shareholders can also access these and other materials related to the tender offer at www.opentvvalue.com.

        This communication contains forward-looking statements that involve certain risks and uncertainties that are difficult to predict. These statements are based on current expectations of Kudelski and its affiliates and currently available information. They are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81
Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

QuickLinks

  Exhibit (a)(1)(xix)
KUDELSKI GROUP PLEASED WITH OVERWHELMING SUPPORT FOR OPENTV TENDER OFFER
Provides Final Extension to OpenTV Shareholders Who Have Not Yet Tendered—Offer Will Expire At 12:00 Midnight New York City Time on November 25, 2009